UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  September 2007

Commission File Number:  0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion to Showcase Web 2.0 Services Over Mobile WiMAX dated September 24th, 2007	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                   ALVARION LTD.

Date: September 25th, 2007                                    By:  /s/ Tali Mirsky
                                      Name: Tali Mirsky
                                                      Title:   VP, General Counsel and Corporate Secretary

EXHIBIT 1
Contacts
Efrat Makov, CFO                                                         Claudia Gatlin, Investor Relations
+972-3-645-6252                                                             +212-830-9080
+760-517-3187                                                                claudia.gatlin@alvarion.com
Efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

ALVARION TO SHOWCASE WEB 2.0 SERVICES OVER MOBILE WIMAX

WiMAX Revolutionizes the Experience of Mobile Internet

Tel Aviv, Israel, September 24, 2007 — Alvarion Ltd. (NASDAQ: ALVR), today announced that it will be performing a live demonstration of Web 2.0 applications over Mobile WiMAX together with Intel at WiMAX World in Chicago on September 25-27, Booth #409.

Alvarion will demonstrate its end-to-end 4MotionTM Mobile WiMAX solution, meant to revolutionize users’ overall Internet experience with a variety of mobile devices, including notebook PCs with Intel’s reference design for Mobile WiMAX add-in cards using Echo Peak.

“We are proud to once again bring our advanced technologies to public demonstrations with Intel, particularly this unique demonstration realizing another dimension of Mobile WiMAX,” said Tzvika Friedman, President and CEO of Alvarion. “The achievement of performing Web 2.0 services over Mobile WiMAX is the result of the long term dedication of both Intel and Alvarion to promoting Mobile WiMAX, and we are excited about the vast potential this technology entails.”

Using the Internet as a platform, Web 2.0 services facilitate collaboration among users remotely and in real time. Mobile WiMAX provides the capability to extend the reach of these Personal Broadband applications through a wireless medium and a variety of devices. Advantages include faster and easier access to subscriber content and information, while experiencing the thrill of really sharing shows, news, etc., with anyone, anytime and anywhere.

“Our joint demonstration with Alvarion highlights WiMAX as the best solution to deliver Mobile Internet,” said Sriram Viswanathan VP of Intel Capital and General Manager of WiMAX Program Office. “Alvarion’s all-IP OPENTM WiMAX strategy, with its IEEE 802.16e solution, provides a reference platform for such services and is an excellent choice for this demonstration.”

About Alvarion

With more than 3 million units deployed in over 150 countries, Alvarion (www.alvarion.com) is the world’s leading provider of innovative wireless broadband network solutions enabling Personal Broadband to improve lifestyles and productivity with portable and mobile data, VoIP, video and other services.

Alvarion is leading the market to Open WiMAX solutions with the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of personal mobile broadband, business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to Open WiMAX solutions.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

5